Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Stockholders and Board of Directors
Levi Strauss & Co.:
We consent to the inclusion in the Annual Report on Form 10-K of Levi Strauss & Co. of our report dated February 12, 2007, except as to the 2006 and 2005 data in Note 19, which is as of February 11, 2008, with respect to the consolidated balance sheet of Levi Strauss & Co. as of November 26, 2006, and the related consolidated statements of income, stockholders’ deficit and comprehensive income, and cash flows for each of the years in the two-year period ended November 26, 2006, and the related financial statement schedule.
/s/ KPMG LLP
San Francisco, California
February 11, 2008